UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sprint Nextel Corporation

File No. 333-161710 - CF#24110

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Sprint Nextel Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on September 3, 2009.

Based on representations by Sprint Nextel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.5   through October 8, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel